

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2025

Nathan Ring
Vice President and Chief Financial Officer
Knife River Corporation
1150 West Century Avenue
P.O. Box 5568
Bismarck, ND 58506-5568

Re: Knife River Corporation
Form 10-K for the fiscal year ended December 31, 2024
Filed February 21, 2025
File No. 001-41642

Dear Nathan Ring:

We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation